Exhibit 99.1

May 2025 Letter to Shareholders of Nvni Group Limited

~ Nuvni’s Next Chapter: From Collector to Compounder ~

New York, May 6, 2025 – Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private B2B SaaS companies in Latin America, today issued a letter to shareholders from Nuvini Founder and CEO Pierre Schurmann.

Dear Fellow Shareholders,

I wanted to take this occasion having recently announced our 2024 Full Year results and celebrated over 18 months as a public company to reflect on our journey thus far and discuss the future for Nuvini. Since inception we have been building a stable foundation of profitable, vertical SaaS companies throughout Latin America and believe today we have reached a critical inflection point in our Company’s trajectory. This new phase of growth will be one defined by leverage and execution, and not solely accumulation as we onboard strategic acquisitions to our platform and increase operational efficiencies across our portfolio in order to strengthen our margins.

Nuvini Investment Thesis

Our investment thesis in short is this, Nuvini is building the Constellation Software of Latin America—optimized for the AI era. We acquire durable SaaS businesses, integrate AI to unlock operational leverage, and drive sustainable, compounding returns. That vision is no longer aspirational—it’s underway.

What’s Happening in our Portfolio and Sector?

Latin America’s SaaS sector is going through an undeniable evolution creating massive opportunity to be achieved by those who not only are able to realize scale in a cost-efficient manner, but also by those who compound cash flow, automate operations, and allocate capital with discipline. We believe Nuvini is in a unique position to seize this opportunity and I am excited to share some recent developments from the first quarter of 2025 and catalysts we are looking forward to.

Ǫ1 2025 Updates

As mentioned, Nuvini has reached an important turning point in our strategy fueled by relentless effort and rigorous execution of our business initiatives which have resulted in meaningful positive strides in the first quarter. Notably, we have launched NuviniAI, our AI focused initiative to reduce support, sales and development costs over the next 12 months, which will allow all Nuvini companies to share artificial intelligence progress to gain visibility, recognition and support across our portfolio. Additionally, during the quarter we successfully accelerated our M&A readiness by identifying five new qualified acquisition targets in Brazil and Mexico that all have over 65% gross margins and strong retention individually. This progress was highlighted by the term sheet we signed to acquire Mundii, an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil, which we are planning to close during the second quarter of 2025. This acquisition aligns perfectly with our existing portfolio and once completed with further drive revenue growth and bolsters our already strong ecosystem of B2B Solutions. On top of it all, we made important decisions to tighten capital discipline reinforcing our commitment to accretive, cash-generative growth.

What’s Coming Next?

Looking forward to the second, third quarters and beyond, we are laser focused on execution across two strategic pillars.

1)	Firstly, the activation of our M&A engine, exemplified by our expectation to close 1-2 acquisitions by the end of the third quarter. Our current pipeline is US$127 million and we are targeting companies with sticky customer bases, efficient cost structures, and high automation potential.

2)	Secondly, we aim to implement the standardization of our AI infrastructure across the portfolio. By the fourth quarter we will obtain a key lever for margin as all operating companies will be integrated to utilize our NuviniAI tools to drive improvements in customer support, sales, and development automation.

Capital Allocation

To drive further value for our investors and stakeholders we are committed to continuing to operate with the mindset of disciplined business owners and operators. Each and every dollar deployed is thoughtfully allocated with a singular goal in mind, to generate and promote long-term compounding free cash flow through rigorous execution while forgoing the pitfalls of speculative hires and vanity marketing.

Thank you for your continued trust.

Sincerely,

/s/ Pierre Schurmann

Pierre Schurmann
Founder & CEO, Nuvini

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of B2B SaaS companies. The company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Disclaimer and Forward-Looking Statements

Any obligation of the Company under the Term Sheet is subject to, among other things, the execution of the relevant definitive transaction documents, the result of a due diligence on Munddi, the satisfaction of conditions precedent for a transaction of this nature. There can be no assurance that any definitive transaction agreements will be entered into or that the potential Munddi acquisition will be consummated on the terms set forth herein, or at all. Therefore, it is possible that such potential acquisition may never occur.

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the potential Munddi acquisition and the Term Sheet, including the Concurrent Investment and the other terms thereof. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to negotiate and enter into a definitive agreement with respect to the potential Munddi acquisition or any other alternative proposals on terms satisfactory to the Company, as well as the desirability of any such potential Munddi acquisition compared to alternatives which may be available to the Company; if a definitive agreement is reached, the Company’s ability to complete the potential acquisition on the anticipated timeline or at all,; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such Proposed Transaction; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the SEC, and the risks described in other filings that the Company may make with the SEC. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us

3